SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2004**

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: **1-16725**

05059150

The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)



The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments:		
Unallocated investment contracts, at fair value:		
General account of insurance company	**$ 3,895,659**	$ 4,741,215
Separate accounts of insurance company	**115,221,555**	102,104,181
Principal Financial Group, Inc. ESOP	**7,021,853**	5,618,522
Notes receivable from participants	**2,301,708**	2,121,685
Total invested assets	**128,440,775**	114,585,603
Contribution receivable from Principal Life Insurance Company	**75,769**	64,105
Contributions receivable from participants	**232,055**	202,972
Net assets available for benefits	**$128,748,599**	$114,852,680

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31 | |
	2004	2003
Additions:		
Investment income:		
Interest	$ 306,883	$ 374,024
Dividends	91,530	79,603
Net realized and unrealized appreciation in aggregate value of investments	15,198,418	20,936,059
	15,596,831	21,389,686
Contributions:		
Principal Life Insurance Company	2,039,134	2,020,716
Employees	6,848,795	5,778,791
	8,887,929	7,799,507
Transfers from affiliated and unaffiliated plans, net	329,563	570,673
	24,814,323	29,759,866
Deductions:		
Benefits paid to participants	10,888,774	10,479,000
Administrative expenses	29,630	37,344
	10,918,404	10,516,344
Net increase	13,895,919	19,243,522
Net assets available for benefits at beginning of year	114,852,680	95,609,158
Net assets available for benefits at end of year	$128,748,599	$114,852,680

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by the Principal Life. The Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., ultimate parent of Principal Life, is reported at the quoted market price on the last business day of the Plan year.

The unallocated investment contracts are non-benefit responsive and are valued at fair value as determined by Principal Life. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high yield fixed income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all home office and field employees holding an unmodified agent's contract from Principal Life or its subsidiaries (the Company) who are 21 years of age or over. Participants whose employment commenced prior to January 1, 2000, are eligible for immediate entry into the plan with a one-year employer match vesting clause. Participants whose employment commenced on or after January 1, 2000, are eligible for immediate entry into the Plan with a five-year employer match vesting clause with 20% vesting each year. Eligible employees may contribute up to 100% of their annual compensation, up to the Internal Revenue Service set limits, which the Company matches with a 50% contribution up to a maximum Company contribution of 3% of the participant's eligible salary. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document.

At December 31, 2004 and 2003, forfeited non-vested account balances totaled $73,009 and $41,360, respectively. In 2004 and 2003, employer contributions were reduced by $154,451 and $220,083, respectively, from non-vested accounts.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

2. Description of the Plan (continued)

Information about the Plan agreement, eligibility, and benefit provisions is contained in the *Benefit Program Booklet.* Copies of this pamphlet are available from the Benefit Administration Department.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

Contributions are invested in unallocated investment contracts in the Principal Life general account, a pooled account invested primarily in fixed income securities having a range of maturities, and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Investments (continued)

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2004 and 2003:

	December 31	
	2004	**2003**
Money Market Separate Account	$ *	$ 6,084,010
Large Cap Stock Index Separate Account	**9,902,321**	9,418,754
International Stock Separate Account	**11,541,098**	10,405,042
Partner Large-Cap Blend I-Partners Separate Account	**11,891,082**	11,365,391
Partner Mid-Cap Growth Separate Account	**6,727,167**	7,021,202
Bond and Mortgage Separate Account	**6,896,218**	6,947,956
Small-Cap Stock Index Separate Account	**9,506,575**	8,016,923
U.S. Property Separate Account	**7,589,448**	6,049,617
Medium Company Blend Separate Account	**8,517,413**	6,116,098
Partner Small-Cap Growth II Separate Account	*	6,070,897
Principal Financial Group, Inc. ESOP	**7,021,853**	*

*Less than 5% of the fair value of net assets available for benefits at respective date.

During 2004 and 2003, the Plan's Principal Life investment accounts appreciated in value by $15,198,418 and $20,936,059, respectively, as follows:

	Year Ended December 31	
	2004	**2003**
General account of insurance company	**$ (14,421)**	$ (16,472)
Separate accounts of insurance company	**13,901,095**	20,425,306
Principal Financial Group, Inc. ESOP	**1,311,744**	527,225
	$15,198,418	$20,936,059

5. Notes Receivable From Participants

The Plan Agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan, or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the prime rate at the time of the loan. The rate is set the day a loan is approved and the rate for the loans issued in 2004 and 2003 ranged from 6% to 11.5%. The notes receivable balance was reduced by $192,752 and $469,240 in 2004 and 2003, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

6. Transactions With Party In Interest

In addition to those transactions discussed in Notes 2 and 4, all significant administrative costs of the Plan are paid by Principal Life, the Plan sponsor.

7. Form 5500

Certain line items of net asset additions and deductions in the 2004 and 2003 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2004 and 2003.

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)

December 31, 2004

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 3,895,659
Principal Life Insurance Company*	Deposits in insurance company Principal Partner Small-Cap Value Separate Account	2,020,221
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	4,858,906
Principal Life Insurance Company*	Deposits in insurance company Principal U.S. Property Separate Account	7,589,448
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	6,896,218
Principal Life Insurance Company*	Deposits in insurance company International Stock Separate Account	11,541,098
Principal Life Insurance Company*	Deposits in insurance company Governmental Securities Separate Account	1,101,300
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	8,517,413

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	$ 9,902,321
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Blend I Separate Account	11,891,082
Principal Life Insurance Company*	Deposits in insurance company Partner Mid-Cap Growth Separate Account	6,727,167
Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	9,506,575
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	4,518,650
Principal Life Insurance Company*	Deposit in insurance company International Emerging Markets Separate Account	6,403,252
Principal Life Insurance Company*	Deposit in insurance company Principal Financial Group, Inc. Stock Separate Account	4,844,335

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Partners Large-Cap Value Separate Account	$ 6,121,923
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2010 Separate Account	775,368
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2020 Separate Account	1,962,383
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2030 Separate Account	651,371
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2040 Separate Account	423,988
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2050 Separate Account	710,098
Principal Life Insurance Company*	Deposits in insurance company Large Company Value Stock Separate Account	978,418
Principal Life Insurance Company*	Deposits in insurance company Principal Partner Large-Cap Growth I Separate Account	996,399

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime Strategic Index Separate Account	$ 465,234
Principal Life Insurance Company*	Deposits in insurance company Principal Partner Small-Cap Growth II Separate Account	5,818,387
Principal Financial Group, Inc.*	171,516 shares of Principal Financial Group, Inc. ESOP	7,021,853
Various participants	Notes receivable from participants with interest rates ranging from 6.00% to 11.50%	2,301,708
Total invested assets		$128,440,775

*Indicates party-in-interest to the Plan.


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801 Grand Avenue
Des Moines, Iowa 50309-2764

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Report of Independent Registered Public Accounting Firm

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Individual Field as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 31, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR
INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 27, 2005   By _____
                                Jim DeVries
                                Committee Member

Exhibit Index

The following exhibit is filed herewith:

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Plan for Individual Field of Principal Financial Group, Inc. of our report dated May 31, 2005, with respect to the financial statements and schedule of The Principal Select Savings Plan for Individual Field included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Des Moines, Iowa
June 27, 2005

Ernst & Young LLP